SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2020

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer

ambev

2Q20 Results

July 30, 2020

This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in the earnings conference call of the second quarter of 2020 (2Q20). This presentation should not be considered as a complete document and should be analyzed together with the Company's quarterly information form (ITR) for the second quarter and the respective press release, both available on the U.S. Securities and Exchange Commission – SEC and the CVM website. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein.

This presentation segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this presentation are both organic and normalized in nature. Whenever used in this document, the term "normalized" refers to performance measures (EBITDA, EBIT, Profit, EPS) before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company's performance. Comparisons, unless otherwise stated, refer to the second quarter of 2019 (2Q19). Values in this presentation may not add up due to rounding.

Thank you!

To those that are helping society and fighting in the front line

You are the real heroes

"Amor Puro", Mena – Hospital Municipal M'Boi Mirin

Our differentiating factors

- Leaner and most efficient player
- Highest reach in terms of distribution network
- Solid liquidity position
- Technological and innovation platforms



It has been a gradual recovery...

In the **most difficult quarter of our history**, we demonstrated the **strength of our business**, the **creativity of our people** and our **ability to impact the world** in a positive way


2Q20 VOLUME TRENDS
-27%
-7%
5%
Apr
May
Jun

Adapt quickly to changes in consumers habits and demands

Focus on our recovery

Profitability will continue to be a challenge

...with our operations being impacted differently

The impact on beer volumes depended on the weight of the on and off-trade channels and the severity of government restrictions imposed to mitigate the pandemic


FY 2019
Household Consumer Expenditure per Capita (Index)
0
20
40
60
80
100
40%
60%
80%
100%
Off Trade Weight
BOL
DOM
BRA
PAN
PAR
ARG
URU
CHL
CAN


2Q20
Household Consumer Expenditure per Capita (Index)
0
20
40
60
80
100
40%
60%
80%
100%
Off Trade Weight
DOM
BRA
BOL
PAR
PAN
ARG
URU
CHL
CAN


2Q20
Volume Impact
+
BOL
PAN
DOM
URU
ARG
CHL
BRA
PAR
CAN
-

* Source: Canback; Internal Sources

We have been doing our best to help our communities



JUNTOS PODEMOS HACER LA DIFERENCIA
A AMBEV ESTÁ PRODUZINDO 500 MIL UNIDADES DE ÁLCOOL GEL QUE VÃO SER DOADAS PARA USO DE HOSPITAIS PÚBLICOS.
SAIBA MAIS
STELLA ARTOIS
APOIE UM RESTAURANTE
STELLA ARTOIS
AYUDA UN RESTAURANTE
STELLA ARTOIS
ambev
Videolaringoscópio
OpenAir
#AlémDosRótulos
In support of
Budweiser
Canadian Red Cross
ambev
Máscara
10 TONELADAS
DE GOMA DE TAPIOCA DOADAS AO TODO.
ESTAMOS HACIENDO PAN DE CEBADA CERVECERA.
DUPLO MALTE
ambev

We are **reframing our purpose** of "bringing people together for a better world" and we have been **mobilizing ourselves** by donating our capabilities, competencies and the time of our teams to **help solving urgent social challenges**

SUSTAINABLE DEVELOPMENT GOALS ACTION AWARDS

ambev

Ambev as an ecosystem


NÓS
Juntos pelo pequeno varejo no Brasil.

Initiatives

BRL 370 million to be invested by the coalition	• 300,000 small POCs • 1 million employees • 3 million relatives
Health Kits, protocols and hygiene guidelines	• 150,000 kits • Ambev to distribute 38,000 kits
Special commercial conditions for restocking	• Special payment conditions • Discounted pricing in selected SKUs

Innovation as a mindset

We have **transformed our business** to **respond faster** to consumer **demands** and shifts in **market trends**.

Our **market share** of products launched in the past 3 year is **higher than our total market share**.






BOHEMIA
PURO MALTE


BELL MARQUES
RODA DE PAGODE COM OI PROPÓSITO
SAFADÃO ADVERTE:
É HORA DE SE RECUPERAR DA SOFRÊNCIA.
SKOL
#INIMIGOSDOFIM
COM DENNIS HOJE
CIRCUITO BRAHMA LIVE
O MAIOR CIRCUITO DE LIVES DO BRASIL
BRAHMA
Budweiser
ONE TEAM
NA GARAGEM
Bruno & Marrone

398 Lives		325 Artists	
676Mio Views		2.5Mio Brand Mentions	
1.500h of content		95% Brand Health	

ambev

Business transformation enabled by technology

Through our direct-to-consumer and B2B platforms, where there were movement restrictions, we offered convenience

Number of orders per month (million)


5.5
1.5
+3.6x
FY19
Mar
Apr
May
Jun
2Q20

Presence in the territory

- 142 cities
- 40% of Brazil population
- 52% of Brazil GDP



BEES: Owned B2B platform with in-house developed technology


Physical Sales Visit
Telesales
App-Based Ordering
BEES

BEES as % of Dom. Rep total revenues


+50%
Jun

- Digital Communications
- Digital Logistics
- Algorithmic Selling


WE ARE ALL
ONE TEAM.
Budweiser
"This was the most challenging quarter of our history and we were only able to achieve these results given the amazing people that have always been the foundation of our company"

Financial Highlights Ambev 2Q20

-1.0%	Net Revenue
-10.4%	Net Revenue per hL
-9.4%	Volume
-33.6%	EBITDA
28.8%	EBITDA Margin
-49.4%	Normalized Net Profit



Financial performance priorities

Liquidity	Continue to invest in the future

Acting fast to access credit and protect our liquidity:

- Revisiting trade spend
- Renegotiating commercial contracts
- Outsourcing less / Leveraging internal capabilities
- Significantly reducing discretionary expenses

We raised the bar, but preserved investments that are key to our strategy

- Safety of our people
- Sales & marketing investment
- Commercial priorities & big bets
- Technology-related initiatives

Improving profitability will be one of our biggest challenges


Q&A